UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*

                        INNOVO GROUP INC.
                        (Name of Issuer)

             Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)

                           457954600
                         (CUSIP Number)

                      Samuel J. Furrow, Jr.
                        Innovo Group Inc.
                    5804 East Slauson Avenue
                   Commerce, California  90040

                          (323) 725-5516
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        April 5, 2005
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

                        Page 1 of 8 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          AZTECA PRODUCTION INTERNATIONAL, INC.
2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
6    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          California
                    7    Sole Voting Power
 Number of                    3,442,508
    Shares
Beneficially        8    Shared Voting Power
 Owned By                     0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     3,442,508
    With
                    10   Shared Dispositive Power
                              0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                              3,442,508
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                              [X]
13   Percent of Class Represented By Amount in Row (11)
                              10.87%
14   Type of Reporting Person (See Instructions)
          OO

                        Page 2 of 8 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          HUBERT GUEZ
2    Check the Appropriate Box if a Member of a Group (See
Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          UNITED STATES
                    7    Sole Voting Power
 Number of                    1,837,287
    Shares
Beneficially        8    Shared Voting Power
 Owned By                     0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     1,837,287
    With
                    10   Shared Dispositive Power
                              0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,837,287
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                              [X]
13   Percent of Class Represented By Amount in Row (11)
                              5.80%
14   Type of Reporting Person (See Instructions)
          IN

                        Page 3 of 8 Pages



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          PAUL GUEZ
2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          UNITED STATES
                    7    Sole Voting Power
 Number of                    2,921,312
    Shares
Beneficially        8    Shared Voting Power
 Owned By                     0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     2,921,312
    With
                    10   Shared Dispositive Power
                              0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                              2,921,312
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                              [X]
13   Percent of Class Represented By Amount in Row (11)
                              9.22%
14   Type of Reporting Person (See Instructions)
          IN

                        Page 4 of 8 Pages


This Amendment No. 9 to Schedule 13D relates to shares of Common Stock, par value $0.10 per share (the "Shares") of Innovo Group, Inc. (the "Issuer"). This Amendment No. 9 supplementally amends the initial statement on Schedule 13D, dated November 30, 2000 (the "Initial Statement") Amendment No. 1 to Schedule 13D, dated July 11, 2003 and filed on October 29, 2003 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated September 18, 2003 and filed on December 18, 2003, ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated September 18, 2003 and filed on January 20, 2004 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, dated March 5, 2004 and filed on March 9, 2004 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated April 2, 2004 and filed on April 28, 2004 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, dated April 29, 2004 and filed on May 11, 2004 ("Amendment No. 6"), Amendment No. 7 to
Schedule 13D, dated May 13, 2004 and filed on May 18, 2004 ("Amendment No. 7"), and Amendment No. 8 to Schedule 13D, dated March 15, 2005 and filed on March 16, 2005
("Amendment No. 8") filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.    Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)  Azteca Production International, Inc. ("Azteca")

         ii) Mr. Hubert Guez ("Mr. Hubert Guez"); and

        iii)  Mr. Paul Guez ("Mr. Paul Guez").

     This Statement relates to the Shares held for the accounts of Commerce Investment Group, LLC ("Commerce"), Azteca, S.H.D. Investments, LLC, a California limited liability company ("SHD"), Integrated Apparel Resources,LLC, a California limited liability company ("Integrated"), and Mr. Hubert Guez.

Item 5.        Interest in Securities of the Issuer.

         On April 5, 2005, Mr. Paul Guez, on behalf of shares held solely by him for the account of Commerce, a less than 5% stockholder as of the date of Amendment No. 8, Azteca, SHD, and Integrated reported a series of certain sales of Shares of stock of the Issuer. The sale of Shares by Mr. Paul Guez resulted in the change, in the aggregate, in more than 1% of the Shares held by such entities prior to the commencement of the sales. As a result of these sales and in order to comply with the Securities Exchange Act of 1934, as amended, the Reporting Persons wish to reflect these changes herein.

         As a result, the text of Item 5 of Amendment No. 8 is deleted in its entirety and is replaced with the following:

         The Reporting Persons have been informed that there were 31,677,810 Shares outstanding as of April 11, 2005, according to the Quarterly Report on Form 10-Q filed by the Issuer on April 12, 2005.

                        Page 5 of 8 Pages


          (a)

               (i) Azteca may be deemed the beneficial owner of 3,442,508 Shares (approximately 10.87% of the total number of Shares outstanding). This number consists of A) 1,513,387 Shares held for its account of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca, and B) 1,929,121 Shares held for its account of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca.

               (ii)     Mr.  Hubert  Guez  may  be  deemed   the
beneficial owner of 1,837,287 Shares (approximately 5.80% of the total number of Shares outstanding and assuming the exercise of warrants held for the account of Commerce). This number consists of A) 23,900 Shares held for his personal account, B) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and C) 1,513,387 Shares held for the account of Azteca, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

             (iii) Mr. Paul Guez may be deemed the beneficial owner of 2,921,312 Shares (approximately 9.22% of the total number of Shares outstanding). This number consists of A) 149,101 Shares held for the account of SHD, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, B) 1,929,121 Shares held for the account of Azteca, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and C) 843,090 Shares held for the account of Integrated, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

          (b)

                (i) Azteca, through Mr. Paul Guez, may be deemed to have sole voting power to direct the voting and disposition of 1,929,121 Shares held for its account and through Mr. Hubert Guez, may be deemed to have the sole voting and disposition of the 1,513,387 Shares held for its account.

                (ii)  Mr. Hubert Guez may be deemed to  have
the sole power to direct the voting and disposition of the A) 23,900 Shares held for his personal account, B) 300,000 Shares held for the account of Commerce (assuming the exercise of warrants held for the account of Commerce) and C) 1,513,387 Shares held for the account of Azteca.

               (iii) Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the A) 1,929,121 Shares held for the account of Azteca; B) 149,101 Shares held for the account of SHD, and C) 843,090 Shares held for the account of Integrated.

                        Page 6 of 8 Pages

     (c) (i) The following transactions in Common Stock were effected or reported by Mr. Paul Guez in the past 60 days, on behalf of Commerce's Shares that he may be deemed to have the sole power to direct the voting and disposition and the right to receive the proceeds from the sale of such Shares, and are noted below. Upon a review of the accounts, it came to Mr. Paul Guez's attention that a certain previous sale in May 2004 had inadvertently not been reported on a Form 4 or Schedule 13D. As a result, Mr. Guez reported such transaction late to correct the mistake.

Except as otherwise stated herein, there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Paul Guez may have been deemed to have the sole power to direct the voting and disposition of 23,418 Shares held for the account of Commerce. All such sales have been reported on a Form 4 by Mr. Paul Guez. Mr. Paul Guez is no longer subject to Section 16 reporting requirements.

 Dates        Number of   Transaction  Price per    Where and How
 -----          Shares    -----------    Share       Transaction
                ------                   -----         Effected
                                                       ------
 5/03/2004      23,418       Sale       $1.67	     Open Market
                                                       Sales of
                                                      securities
                                                      registered
                                                      for resale



     (ii) The following transactions in Common Stock were effected or reported by Mr. Paul Guez in the past 60 days, on behalf of Azteca's Shares that he may be deemed to have the sole power to direct the voting and disposition and the right the receive the proceeds from the sale of such Shares, and are noted below. Upon a review of the accounts, it came to Mr. Paul Guez's attention that a certain previous sales in May 2004 had inadvertently not been reported on a Form 4 or Schedule 13D. As a result, Mr. Guez reported such transactions late to correct the mistake.

Except as otherwise stated herein, there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Paul Guez may have been deemed to have the sole power to direct the voting and disposition of 2,200,000 Sharesheld for the account of Commerce. All such sales have been reported on a Form 4 by Mr. Paul Guez. Mr. Paul Guez is no longer subject to Section 16 reporting requirements.

 Dates        Number of   Transaction   Price per    Where and How
 -----          Shares    -----------     Share       Transaction
                ------                    -----        Effected
                                                       --------
 5/03/2005      270,879      Sale       From $1.55    Open Market
 to                                      to $5.18      Sales of
 4/01/2005                                            securities
                                                      registered
                                                      for resale



     (iii) The following transactions in Common Stock have been effected or reported by Mr. Paul Guez, on behalf of Integrated's Shares that he may be deemed to have the sole power to direct the voting and disposition and the right the receive the proceeds from the sale of such Shares, and are noted below in the past 60 days. Except as otherwise stated herein, there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Paul Guez may have been deemed to have the sole power to direct the voting and disposition of 1,149,204 Shares held for the account of Integrated. All such sales have been reported on a Form 4 by Mr. Paul Guez. Mr. Paul Guez is no longer subject to Section 16 reporting requirements.

 Dates        Number of   Transaction  Price per    Where and How
 -----         Shares      -----------    Share       Transaction
               ------                     -----         Effected
                                                        --------
 2/10/2005     306,114      Sale       From $4.20    Open Market
 to                                      to $5.39      Sales of
 4/01/2005                                            securities
                                                      registered
                                                      for resale

                        Page 7 of 8 Pages

     (iv) The following transactions in Common Stock have been effected by Mr. Paul Guez, on behalf of SHD's
Shares that he may be deemed to have the sole power to direct the voting and disposition and the right the receive the proceeds from the sale of such Shares, and are noted below in the past 60 days. Except as otherwise stated herein, there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Paul Guez may have been deemed to have the sole power to direct the voting and disposition of 174,101 Shares held for the account of SHD. Mr. Paul Guez is no longer subject to Section 16 reporting requirements.

 Date         Number of   Transaction   Price per    Where and How
 ----          Shares     -----------     Share       Transaction
               ------                     -----         Effected
                                                        --------
 4/13/2005     25,000       gift         n/a          Gift to son
							who does
							not share
							reporting
							person's
							house


          (d) (i) The shareholders of Commerce, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Commerce only in accordance with their right to exercise voting and investment control over the shares so held by such person for the account of Commerce.

                (ii) The shareholders of Azteca, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Azteca only in accordance with their right to exercise voting and investment control over the shares so held by such person in Azteca.

                (iii)       The   shareholders  of   Integrated,
including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Integrated only in accordance with their right to exercise voting and investment control over the shares so held by such person in Integrated.

               (iv) The shareholders of SHD, including Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, only in accordance with their right to exercise voting and investment control over the shares so held by such person in SHD.

                        Page 8 of 8 Pages



                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: April 14, 2005       AZTECA PRODUCTION INTERNATIONAL, INC.


                           By: /s/ Paul Guez
                               ---------------
                                   Paul Guez
                                   Joint-owner

Date: April 14, 2005       HUBERT GUEZ


                           By: /s/ Hubert Guez
                               ---------------
                                   Hubert Guez

Date: April 14, 2005       PAUL GUEZ


                           By:  /s/ Paul Guez
                                -------------
                                  Paul Guez

</END>